Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: January 8, 2009

NR-09-02
GOLD RESERVE INJUNCTION MOTION TO BE HEARD BY THE
ONTARIO SUPERIOR COURT OF JUSTICE ON FEBRUARY 4, 2009
SPOKANE, Washington, January 8, 2009 — Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) (“Gold Reserve” or the “Company”) today announced that a Judge of the Ontario Superior Court of Justice has fixed Wednesday, February 4, 2009 as the hearing date for Gold Reserve’s injunction motion (the “Injunction”). The Injunction seeks, among other things: (a) to restrain Rusoro Mining Ltd. (TSX-V: RML) (“Rusoro”) from proceeding with Rusoro’s unsolicited offer of December 15, 2008 (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve; and (b) to compel Endeavour Financial International Corporation to return to Gold Reserve confidential information relating to Gold Reserve’s business.
In Rusoro’s press release dated Monday, January 5, 2009, Rusoro acknowledged that it had accessed Gold Reserve’s Choco 5 property. Gold Reserve did not authorize such access. Gold Reserve still has not been provided the confidential information regarding Choco 5 that Rusoro obtained without permission.
In its Directors’ Circular and Schedule 14D-9, the Gold Reserve Board unanimously recommends that all Gold Reserve shareholders reject the Rusoro Offer and not tender their shares. Shareholders are encouraged to read the Company’s Directors’ Circular and Schedule 14D-9, which are available at www.sedar.com or www.sec.gov respectively or on the Company’s website at www.goldreserveinc.com, and to carefully consider the reasons for the Board’s unanimous recommendation to reject the Rusoro Offer.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
Certain statements included herein or in the Directors’ Circular may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449